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                                                           FOR IMMEDIATE RELEASE
                                                         (REVISED PRESS RELEASE)


Contact:
Lilly H. Donohue
Vice President, Fortress
212-798-6118



                      ICH SIGNS DEFINITIVE MERGER AGREEMENT

                 SHAREHOLDERS TO RECEIVE $7.55 PER SHARE IN CASH


NEW YORK, October 6, 2000 - Impac Commercial Holdings, Inc. (the "Company" or "ICH") (AMEX:"ICH"), today announced that it has signed a definitive merger agreement providing for the acquisition of all of the Company's outstanding shares of common stock not already owned by Fortress Investment Corp. ("Fortress") for $7.55 per share in cash.

The all-cash transaction, which is structured as a $7.55 per share cash tender offer followed by a second-step merger of the Company with a subsidiary of Fortress, is valued at approximately $41.4 million excluding shares already owned by Fortress. The tender offer price reflects a 20.8% premium to yesterday's closing price and a 37.3% premium to the average price of the last 12 months. The tender offer is expected to commence on or about October 12, 2000 and conclude on November 15, 2000. The Company has approximately 8.0 million shares of common stock on a fully diluted basis, of which Fortress owns approximately 2.5 million shares. The Company's Board of Directors, acting upon the unanimous recommendation of a committee of independent directors composed entirely of non-management directors (the "Independent Committee"), unanimously recommends that the stockholders of the Company tender their shares pursuant to the tender offer. The Independent Committee received an opinion from Bear, Stearns & Co. Inc., the Independent

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Committee's financial advisor, to the effect that the $7.55 per share price in the tender offer and the merger is fair to the stockholders (other than Fortress and its affiliates) of the Company from a financial point of view.

The tender offer and merger will be subject to certain customary conditions; how ever, the tender offer is not subject to a financing condition or a condition that any minimum number of shares be tendered or a "break-up" or "commitment" fee other than an expense reimbursement payment of $400,000 payable in the event that the Independent Committee receives a higher offer from a third party and accepts that offer pursuant to the exercise of its fiduciary duties. The transaction is exempt from the requirements of the Hart-Scott-Rodino Act.

ICH is a specialty commercial property finance company that elects to be taxed as a real estate investment trust for federal income tax purposes. Fortress is a private real estate investment trust formed in June 1998 to pursue real estate related investments worldwide. FIC is externally managed by Fortress Investment Group LLC, a global real estate investment and asset management company based in New York.

The tender offer for the outstanding shares of common stock of the Company described in this announcement has not yet commenced, and this announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer will be made only through Fortress's offer to purchase and the related letter of transmittal. We urge investors and security holders to read the following documents when they become available, regarding the tender offer and the merger (described above), because they will contain important information:

         -- Fortress's tender offer statement on Schedule TO including the offer to purchase, letter of transmittal and notice of guaranteed delivery.

         --       The Company's solicitation/recommendation statement on
                  Schedule 14D-9.

These documents and amendments to these documents will be filed with the United States Securities and Exchange Commission when the tender offer commences. When these and other documents are filed with the SEC, they may be obtained free at the SEC's web site at www.sec.gov. You may also obtain for free each of these documents (when available) from the information agent for the offer, to be an-nounced.


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This news release contains certain forward-looking statements. When used in this news release, the words "believes," "expects," "anticipates," "estimates" and similar words or expressions are generally intended to identify forward-looking statements. These forward-looking statements involve risks and uncertainties, such as the risks detailed in the Company's filings with the SEC.


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FOR FURTHER INFORMATION:

Lilly H. Donohue
Vice President, Fortress Investment
Fund LLC
212-798-6118


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